November 22, 2005
VIA EDGAR
April Sifford
Shannon Buskirk
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7-5
Washington, D.C. 20549

Re:	The Andersons, Inc. Form 8-K filed November 18, 2005
Dear Ms. Sifford:
     In connection with our Form 8-K dated November 18, 2005, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States
     This letter is provided in response to the written comments received from the Staff of the Division of Corporation Finance on November 21, 2005 with regard to the Form 8-K and Form 10-Q/A filed on November 22, 2005.
SEC COMMENT:
     1. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.
REGISTRANT RESPONSE:
     Our Form 10-Q/A is being filed today via EDGAR, two business days after our Form 8-K filing identifying the need for restatement.

SEC COMMENT:
     2. When you amend your periodic report to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 2307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.
REGISTRANT RESPONSE:
     Our certifying officers have concluded that a material weakness existed as of September 30, 2005 and therefore, that disclosure controls and procedures were not effective. Item 4 (page 30) in the Form 10-Q/A has been amended to reflect this conclusion.
*     *     *     *     *
     We welcome the opportunity to discuss any questions with respect to our responses to the Staff’s comments. Please direct your questions to the undersigned at (419) 891-6387; Naran Burchinow, Vice President, General Counsel and & Corporate Secretary at (419) 891-6403; or Richard George, Vice President, Controller and CIO at (419) 891-6309.
Very truly yours,
/s/Anne Rex
Anne Rex
Assistant Controller

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